

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-Mail
Mr. Michael J. Holmes
Chief Financial Officer
Odyssey Marine Exploration Inc.
5215 West Laurel Street
Tampa, FL 33607

> **Re:** **Odyssey Marine Exploration, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 12, 2013**
> **File No. 001-31895**

Dear Mr. Holmes:

We have reviewed your letter dated October 1, 2013, in response to the Staff's letter dated September 11, 2013 and have the following additional comment. Please revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Note A. Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition and Accounts Receivable.

1. We note from your response to our prior comment number 6 that you will revise the notes to your financial statements in future filings to explain the recognition of revenue for bulk silver bullion. Please also revise to explain how you recognize deferred revenue for amounts which Galt earns under the revenue participation agreement and for the expenses that you are reimbursed for under your agreement with the United Kingdom Government for the Gairsoppa project. Your revised disclosures should be presented in a level of detail consistent with your response to our prior comment number 6.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief